Exhibit (a)(13)

FORM OF ACKNOWLEDGEMENT OF RECEIPT OF ELECTION FORM

KLA-Tencor Corporation has received your Election Form dated                     , 2007, by which you made the following elections with respect to your Eligible Options:

Grant Date	Option Number	Exercise Price Per Share	Total Number of Shares Subject to Outstanding Option	Number of Shares Subject to Portion Qualifying as Eligible Option	Actual Grant Date	Fair Market Value of KLA-Tencor Common Stock on Actual Grant Date	Amend Entire Eligible Portion	Amend None
[ ]	[ ]	[$ ]	[ ]	[ ]	[ ]	[$ ]	☐	☐

If you change your mind, you may change your elections with respect to your Eligible Options by accessing the Offer website at https://kla.equitybenefits.com and completing a new Election Form before 11:59 p.m., Pacific Time on March 27, 2007. Any questions or requests for assistance should be directed to Tracy Laboy at (408) 875-7131 or tracy.laboy@kla-tencor.com.

Please note that our receipt of your Election Form is not by itself an acceptance of the Eligible Option. For purposes of the Offer, KLA-Tencor will be deemed to have accepted those Eligible Options properly tendered pursuant to the Offer and not otherwise withdrawn only when KLA-Tencor gives written or electronic notice to the option holders generally of its acceptance of such options. Such notice may be made by press release, email or other method of communication. KLA-Tencor’s formal acceptance is expected to take place immediately following the expiration date of the Offer.